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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

CRITICAL THERAPEUTICS, INC.

  (Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

  (Title of Class of Securities)

222674T 10 5

  (CUSIP Number)

May 26, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X]
Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 222674T 10 5

1.
    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

MedImmune Ventures, Inc (EIN No. 06-1641145)

2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
............................................................................................................................................................

(b)
............................................................................................................................................................

3.
SEC Use Only ............................................................................................................................................

4.

       Citizenship or Place of Organization
       Delaware

    Number of
      Shares
      Beneficially
      Owned by
      Each Reporting
Person With
5.

       Sole Voting Power
       2,857,142

6.

       Shared Voting Power
       0

7.

       Sole Dispositive Power
       2,857,142

8.

       Shared Dispositive Power
       0

9.

       Aggregate Amount Beneficially Owned by Each Reporting Person
       2,857,142

10.

       Check if the Aggregate Amount in Row (9) Excludes Certain Shares(See
        Instructions).....

        N/A

11.

       Percent of Class Represented by Amount in Row (9)
       12.0%

12.

       Type of Reporting Person (See Instructions)
       CO

CUSIP No. 222674T 10 5

Item 1.

(a)
    Name of Issuer:         Critical
Therapeutics, Inc.

(b)
    Address of Issuer's Principal Executive Offices:

      60 Westview Street
      Lexington, MA 02421

Item 2.

(a)
     Name of Person Filing

MedImmune Ventures, Inc.

(b)
    Address of Principal Business Office or, if none, Residence

      One MedImmune Way
Gaithersburg, MD 20878

(c)
    Citizenship

Delaware corporation

(d)
    Title of Class of Securities

Common Stock

(e)
    CUSIP Number

222674T 10 5

Item 3.
    If this statement is filed pursuant to §§240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:

(a)
[ ]
    Broker or dealer registered under section 15 of the Act (15
U.S.C. 78o).

(b)
[ ]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)
[ ]
    Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c).

(d)
[ ]
    Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8).

(e)
[ ]
An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)
[ ]
    An employee benefit plan or endowment fund in accordance with
§240.13d-1(b)(1)(ii)(F);

(g)
[ ]
    A parent holding company or control person in accordance with
§ 240.13d-1(b)(1)(ii)(G);

(h)
[ ]
    A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);

(i)
[ ]
    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15
U.S.C. 80a-3);

(j)
[ ]
Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.
Ownership.

(a)

       Amount beneficially owned:

         2,857,142

(b)
    Percent of class:

12.0%

(c)
Number of shares as to which the person has:

(i)
Sole power to vote or to direct the vote 2,857,142

(ii)
Shared power to vote or to direct the vote 0

(iii)
Sole power to dispose or to direct the disposition of 2,857,142

(iv)
Shared power to dispose or to direct the disposition of 0

Item 5.
Ownership of Five Percent or Less of a Class

Not applicable

Item 6.
    Ownership of More than Five Percent on Behalf of Another
Person.

Not applicable.

Item 7.
    Identification and Classification of the Subsidiary Which
      Acquired the Security Being Reported on By the Parent Holding Company or
Control Person.

Not applicable.

Item 8.
Identification and Classification of Members of the Group

Not applicable.

Item 9.
Notice of Dissolution of Group

Not applicable.

Item 10.
Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Dated:   June 7, 2004

           /s/  William C. Bertrand, Jr.
                 Name:  William
        C. Bertrand, Jr.
                 Title:     Vice
        President, Secretary and
                               General
        Counsel